Exhibit 12.1

W&T Offshore, Inc.

Computation of Ratios of Earnings to Fixed Charges and

Earnings to Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

(unaudited)

	Year Ended December 31,
	2001	2002	2003	2004	2005
Income before income taxes	$63,569	$54,457	$177,594	$229,490	$290,026
Add:
Fixed charges	4,721	3,794	3,822	3,581	2,967

Earnings before fixed charges	$68,290	$58,251	$181,416	$233,071	$292,993

Fixed charges:
Interest expense	$4,167	$3,050	$2,508	$2,118	$1,145
Portion of rental expense representative of an interest factor	554	744	1,314	1,463	1,822

Total fixed charges	4,721	3,794	3,822	3,581	2,967
Preferred stock dividends (1)	—	—	8,957	1,385	—

Combined fixed charges and preferred stock dividends	$4,721	$3,794	$12,779	$4,966	$2,967

Ratio of earnings to fixed charges	14.5	15.4	47.5	65.1	98.8

Ratio of earnings to combined fixed charges and preferred stock dividends	14.5	15.4	14.2	46.9	98.8

(1)	Preferred stock dividends are adjusted to reflect the amount of pre-tax earnings required for payment. In connection with our initial public offering in January 2005, all outstanding shares of our preferred stock were converted into shares of our common stock.